Filed Pursuant to Rule 425 and Rule 433
Registration Numbers 333-129144 and 333-129145
EUROSEAS’ PRESENTATION AT ROTH CAPITAL CONFERENCE
Attached is a copy of the presentation made by Euroseas Ltd. at the 18th Annual OC Conference organized by Roth Capital Partners.
Additional Information And Where To Find It
Euroseas has filed registration statements (including prospectuses and prospectus supplements) on Forms F-4 and F-1 with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectuses in those registration statements, each prospectus supplement No. 1 and other documents Euroseas has filed with the SEC for more complete information about Euroseas and these offerings. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, Euroseas will arrange to send you the prospectus if you request it by calling toll free 1-877-610-5110. In addition, you may request copies by sending an email to euroseas@euroseas.gr. You may also access the documents at Euroseas’ website at http://www.euroseas.gr/ir_presentations.html.
Safe Harbor Statement
The attached presentation material contains statements that are forward looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results may differ. Readers are referred to Euroseas’ most recent reports filed with the SEC.
Visit our website at www.euroseas.gr

Company Contact	Investor Relations — Financial Media
Tasos Aslidis	Nicolas Bornozis
Chief Financial Officer	President
Euroseas Ltd.	Capital Link, Inc.
2693 Far View Drive	230 Park Avenue — Suite 1536
Mountainside, NJ 07092	New York, NY 10169
Tel. (908) 301-9091	Tel. 212-661-7566
E-Mail: aha@euroseas.gr	E-Mail: nbornozis@capitallink.com

Presentation At Roth Capital Investor Conference Dana Point, CA February 22, 2006

Safe Harbor Statement Statements in this presentation may be "forward-looking statements" within the meaning of federal securities laws. The matters discussed herein that are forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous potential risks and uncertainties including, but not limited to, the need to manage our growth and integrate additional capital, acquire additional vessels, volatility in the dry-bulk shipping business and vessel charter rates, our ability to obtain sufficient capital, the volatility of our stock price, and other risks and factors. Forward-looking statements made during this presentation speak only as of the date on which they are made, and Euroseas does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this presentation. Because forward-looking statements are subject to risks and uncertainties, we caution you not to place undue reliance on any forward-looking statements. All written or oral forward-looking statements by Euroseas or persons acting on its behalf are qualified by these cautionary statements. This presentation also contains historical data about the dry bulk and containerized trade, dry bulk and containership fleet and dry bulk and containership rates. These figures have been compiled by the Company based on available data from a variety of sources like broker reports and various industry publications. The Company exercised reasonable care and judgment in preparing these estimates, however, the estimates provided herein may not match information from other sources.

Agenda Company introduction & history Industry background Business strategy Financial results and dividend history Overview & Summary

Euroseas Ltd. - Company Introduction Involved in ocean-going transportation - we transport Bulk raw materials like iron ore, coal, grain & other bulks, and, Containerized trade (container boxes) Owner of 8 vessels, 5 dry bulkers and 3 containerships Backed by the Pittas family with maritime history dating back to the late 19th century (4th generation) Financial Highlights of first 9 months of 2005: Net Revenues: $32.1 million, EBITDA: $24.1, Net Income: $20.5 million

Euroseas Ltd. - Recent Events Completed a private placement in Aug. 2005 raising $21 million Signed agreement to merge with Cove Apparel Inc. (CVAP.BB) Registered for resale shares sold in the private placement and shares of Cove principals; F-1 and F-4 registration statements were declared effective on Feb. 3rd, 2006 Merger with Cove to be consummated about end of February '06 1 Cove share will be exchanged for 0.102969 shares of Euroseas Cove will merge into a subsidiary of Euroseas Ltd. Has requested trading in OTCBB under symbol ESEA Applied to NASDAQ for listing

Euroseas Fleet of Vessels M/V JOHN P. 26,354 DWT BLT 1981 Handysize Bulker M/V PANTELIS P. 26,354 DWT BLT 1981 Handysize Bulker M/V ARIEL 33.712 DWT BLT 1977 Handysize Bulker M/V NIKOLAOS P. 34.750 DWT BLT 1984 Handysize Bulker M/V Y. M.QINGDAO I 18.253 DWT BLT '90 Handy Containership M/V KUO HSIUNG 18.154 DWT BLT '93 Handy Containership M/V IRINI 69.734 DWT BLT 1988 Panamax Bulk Carrier Our fleet consists of: 3 handysize containerships, 4,636 teu (66,199 dwt) - average age 16 years 1 panamax bulker, 69,734 dwt - 18 years old 4 handysize bulkers 121,170 dwt - average age 25 years old The fleet is managed by Eurobulk Ltd., an affiliated company Eurobulk Ltd. is an ISO 9002 Certified Management Company M/V ARTEMIS 29,693 DWT BLT '87 Handy Containership

Agenda Company introduction & history Industry background Business strategy Financial results and dividend history Overview & Summary

Shipping Industry Background Two thirds of international trade is moved by sea; seaborne trade (by volume) is comprised of: Dry Bulk - 38% Liquid Bulk - 40% Containers - 14% General Cargo - 8% From 1999 to 2005 global seaborne dry-bulk trade increased by 5.1% p.a., while China's main bulk imports grew by 27% p.a. during the same period. China 2005 imports of Iron Ore estimated to have increased 31% over 2004 China is investing $2B in port and rail infrastructure Over the same period, 1999-2005, containerized trade increased by 10.4% annually, while China's exports grew by about 27% p.a. during the same period. China's admission to the WTO established her as the world's manufacturing hub Over the last two years increased trade has strained world port logistics tightening up vessels and creating additional demand for capacity. This particularly favors smaller vessels that can enter, un/load and depart with minimal size limitations.

Dry Bulk & Container Trade Growth 5.1% p.a. 10.4% p.a. Dry Bulk Trade Containerized Trade Source: Company compiled data based on industry publications; figures for 2005 are estimates

China Is The Driving Force 27% p.a. Selected Bulk Imports - China Container Exports - China 27% p.a. In 2005, China contributed about 62% of dry bulk trade growth and 57% of the containerized trade growth Source: Company compiled data based on industry publications; figures for 2005 are estimates 0 5 10 15 20 25 30 95 96 97 98 99 00 01 02 03 04 05 Containerized Trade million teu

Fleet Development Lately, it takes about 3 years to deliver a vessel => orderbook will be delivered over the next 3-3.5 years We operate in segments (handysize, 1000-2000 teu) were less fleet growth is expected Dry Bulk Fleet Profile (% of fleet), end '05 Containership Fleet Profile (% of fleet), end '05 Source: Company compiled data based on industry publications

Market Rate Developments Baltic Dry Index 2000-TEU C'ship, gearless, 1-yr TC Rate Source: Company compiled data based on industry / broker reports and Company data

Agenda Company introduction & history Industry background Business strategy Financial results and dividend history Overview & Summary

Our Business Strategy Plan to expand fleet at the right time Shipping is a cyclical industry: invest at the low market points / secure long term employment at high points The right time to invest could be very soon, as we believe that the market will present opportunities in 2006 Focus on age and size segments that maximize return on investment We are in strong cash position to take advantage of opportunities We can buy 2-4 vessels with existing cash and common industry leverage (65-75%) Our advantages Experience in running ships ==> have lower running costs Track record in selecting ships (technical criteria) and choosing the time to invest (financial criteria) ==> higher ROI We are continuously inspecting and evaluating vessels available for sale Our objective Serve our shareholders providing dividends and high overall returns

Management Team Aristides J. Pittas, Chairman & CEO 4th generation of maritime family, 20 years experience - 10 years running Eurobulk; naval architect & management studies in Newcastle (UK) & MIT Tasos Aslidis, PhD, CFO 17 yrs in shipping, formerly with shipping financial consultant, Marsoft Inc.; Naval Architect (NTU Athens), financial & management degrees from MIT (2 MS, PhD) Markos Vassilikos, Managing Director of Eurobulk Ltd. (an affiliated Company, manager of Euroseas fleet) 20 years experience, naval architect & shipping management degrees from MIT

Euroseas Fleet Employment Our containerships are employed under Time Charters with remaining terms from 1.2 to almost 3 years YM Qingdao - 'til Mar-2007 for $11,900/day Kuo Hsiung - 'til Nov-2006 for $16,000/day then 'til Nov-07 for $12,000/day Artemis - 'til Dec-2008 for $19,000/day Our larger bulker, panamax m/v Irini, participates in the Klaveness Baumarine pool and in 3 short funds (i.e. contracts to carry cargo) Securing a rate range in the $17,000-20,000 / day for the greater part of the next 3 years (hedged at 102% in 2006, 77% for 2007 and 42% for 2008, approximately) Our handysize fleet of 4 vessels are / will be employed in the spot, or, short time charter market Will secure longer term charters at appropriate rates Vessels have low running costs and low capital costs

Vessels Employment Chart 50% of our ship capacity days in 2006 and 35-40% in 2007 are under TC contracts, or, protected from market fluctuation Our contract coverage gives us a solid revenue base for 2006: Gross contracted TCE daily revenue of about $65,000 Feb-06 Aug-06 Feb-07 Aug-07 Feb-08 Aug-08 Artemis Kuo Hsiung YM Qingdao Irini Nikolaos P Pantelis P Ariel John P Min Charter Duration Max Charter Duration

Our actual average rates for our 4 Handysize vessels compared against the 1- yr TC rate for a 5-year old handysize vessel Own Earnings Vs. Market Rates Source: Company compiled data based on industry / broker reports and Company data

Agenda Company introduction & history Industry background Business strategy Financial results and dividend history Overview & Summary

Selected Financials, Income Statement INCOME STATEMENT in thousand USD 2002 2003 2004 2004 2005 (audited) (audited) (audited) (unaudited ) (unaudited ) Net TC Equivalent revenue 14,339 24,608 43,132 31,085 32,107 Operating expenses Vessel operating expenses 7,164 8,776 8,906 6,782 6,323 Management fees 1,470 1,723 1,972 1,473 1,430 General & Admin. Expenses 0 0 0 0 131 Total operating expenses 8,634 10,499 10,879 8,255 7,884 Amortization and depreciation -4,053 -4,758 -3,462 -2,475 -2,806 Net gain on sale of vessel 0 0 2,316 2,316 0 Operating income 1,652 9,352 31,108 22,671 21,417 Interest and finance cost -800 -793 -708 -436 -1,109 Other income (expenses), net 40 -135 212 -46 149 Net income for the period 892 8,424 30,612 22,190 20,457 Number of vessels 8.00 8.00 7.29 7.38 7.00 Nine months ending at September 30, Year ending at December 31,

Selected Financials, Per Vessel Per Day Per Vessel Statistics in USD / day / vessel 2002 2003 2004 2004 2005 (audited) (audited) (audited) (unaudited ) (unaudited ) Number of vessels 8.00 8.00 7.29 7.38 7.00 Calendar Days Available 2,920 2,920 2,667 2,023 1,911 TCE Average, Net Net (1) 4,911 8,427 16,173 15,366 16,801 Vessel operating expenses 2,454 3,005 3,339 3,353 3,309 Management fees 503 590 740 728 749 General & Admin. Expenses 0 0 0 0 68 Total operating expenses 2,957 3,595 4,079 4,081 4,126 Amortization & Depreciation 1,388 1,629 1,298 1,223 1,469 (1) TCE Average, Net Net = Time Charter Equivalent average rate net of commissions & net of offhire days Nine months ending at September 30, Year ending at December 31,

Select Financials, Balance Sheet 2005 Q4 events: Purchased m/v Artemis (2,098 teu) for about $21 million in November 2005 Additional debt to finance purchase of m/v Artemis of $15.5 million Total Debt on December 31, 2005: $48.6 million Paid dividend of $2.65 million BALANCE SHEET September 30, in thousand USD 2005 Assets (Unaudited) Current assets Cash and cash equivalents 5,244 Cash in related party accounts 24,439 Other Current Assets 2,138 Total current assets 31,820 Vessels, net 32,382 Deferred charges, net 1,963 Total assets 66,166 Current liabilities Long-term debt, current portion 12,855 Other current liabilities 3,511 Total current liabilities 16,366 Long-term debt, net of current portion 24,375 Total liabilities 40,741 Shareholders' equity Common stock 368 Additional paid-in capital 18,384 Retained earnings 6,674 Total shareholders' equity 25,425 Total liabilities and shareholders' equity 66,166

Dividend Policy & History "Euroseas plans to distribute, on a quarterly basis, substantially all available cash flow generated by operations less expenses, debt service, reserves for drydocking expenses, special surveys, and after establishing necessary working capital reserves. Necessary working capital reserves will be determined by the business needs, terms of existing credit facilities, growth strategies, and other cash needs as determined by the Board of Directors, or required by prevailing law. " Dividend is at the discretion of the Board Dividend History November 2, 2005 - $0.07/share February 7, 2006 - $0.06/share Applied for trading in OTCBB (requested symbol ESEA) Parallel trading with Cove Apparel Inc (CVAP) until merger is consummated Plan to list in NASDAQ

Agenda Company introduction & history Industry background Business strategy Financial results and dividend history Overview & Summary

Overview - Shipping Directly linked to world trade If you believe world trade growth will continue, .. .. .. .. shipping is the industry to invest No substitute to ocean transportation! Shipping is a worldwide industry - not tied up to a particular region Invest in China's growth potential without having to be in China Main segments are very liquid in terms of buying and selling ships Dry bulk, containerships & tankers Should take into account supply side developments (cyclical industry) Dry bulkers and containerships have less potential liability & costs i.e. Tankers could face higher liability due to possible pollution and clean-up costs in the event of an accident

Overview - Euroseas Well positioned to take advantage of the market developments in 2006 $15-18 million available cash for investments Long & profitable track record of principals Pittas family has been in shipping for 4 generations Experience in managing vessels of any age Euroseas pursues investments maximizing capital efficiency Maximize cash flow and earnings per dollar invested targeting middle age vessels 5- 20 years at purchase Vessel segment & type selection Invest in dry bulkers and containerships: both part of China growth scenario Invest in smaller ships: more flexible trading plus benefiting from lower supply-side growth

Euroseas Contacts Euroseas Ltd. Aethrion Center 40, Ag. Konstantinou Street 151 24 Maroussi, Greece www.euroseas.gr euroseas@euroseas.gr Tel. +30-210-6105110 Fax.+30-210-610511 or, Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2692 Far View Drive Mountainside, NJ 07092 aha@euroseas.gr Tel: 908-3019091 Fax: 908-3019747 Nicolas Bornozis Investor Relations Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 nbornozis@capitallink.com Tel: 212- 6617566 Fax: 212-6617526